EXHIBIT 99.1

NewsRelease

North Montney Mainline Project Receives
NEB Recommendation for Approval

CALGARY, Alberta – April 16, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that the National Energy Board (NEB) has issued its report recommending the federal government approve the company’s proposed $1.7 billion North Montney Mainline Project.

"The Project is a critical component in the infrastructure chain between prolific and growing Canadian gas supply and existing and new markets, and the NEB recommendation is a significant milestone for the growth of our NOVA Gas Transmission Ltd. (NGTL) System," said Russ Girling, TransCanada's president and chief executive officer. "This Project and the NGTL System are important parts of TransCanada's $46 billion capital growth plan, which includes more than $14 billion in proposed natural gas pipeline projects to support the emerging liquefied natural gas (LNG) industry on the west coast of British Columbia."

The proposed North Montney Mainline Project will provide substantial new capacity on the NGTL System to meet the transportation requirements associated with rapidly increasing development of natural gas resources in the Montney supply basin in northeastern B.C. The Project will connect Montney and other Western Canadian Sedimentary Basin supply to both existing and new natural gas markets, notably emerging markets for LNG, and will generate long-term economic opportunities for B.C. and its northern communities.

The NEB also approved the applied-for rolled-in tolling design for the project costs during a transition period, subject to certain conditions which TransCanada is reviewing. Following the transition period, TransCanada will have the option of applying to the Board for a revised tolling methodology, or will have the option of implementing stand-alone tolling on the Project. TransCanada will engage its shippers to determine an appropriate approach that best meets market requirements.

The Project will consist of two large diameter, 42 inch pipeline sections, Aitken Creek and Kahta, totaling approximately 301 kilometres (187 miles) in length, and associated metering facilities, valve sites and compression facilities. The Project will also include an interconnection with TransCanada's proposed Prince Rupert Gas Transmission Project to provide natural gas supply to the proposed Pacific NorthWest (PNW) LNG liquefaction and export facility near Prince Rupert, B.C. Subject to certain conditions, NGTL expects to have the Aitken Creek Section in service in 2016, and the Kahta Section in service in 2017.

The initial capacity of the North Montney Mainline will allow the shipment of approximately 2.4 billion cubic feet/day (bcf/d) of natural gas. Progress Energy Canada Ltd., a subsidiary of the Malaysian integrated energy company, PETRONAS, has contracted for 2.0 bcf/d of firm receipt service and 2.1 bcf/d of firm delivery service. Other producers have signed contracts for 78 million cubic feet/day, and NGTL is also continuing discussions with other parties that have expressed interest in obtaining transportation services that would utilize the North Montney Mainline facilities.

TransCanada will comply with all regulatory requirements and is evaluating the various conditions the NEB proposed in the report. Under one of the conditions, TransCanada can begin construction on the North Montney Mainline Project only after a positive final investment decision (FID) has been made on the proposed PNW LNG Project, and TransCanada is proceeding with construction of the Prince Rupert Gas Transmission Pipeline. In response to other conditions, TransCanada will continue to engage and work with affected Aboriginal groups on further opportunities to address and mitigate routing and other potential project impacts.

A link to the full NEB report can be found by clicking here.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 13, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522